Exhibit (d)(4)

UNITEK GLOBAL SERVICES, INC.

2009 OMNIBUS EQUITY AND INCENTIVE PLAN
PHANTOM SHARE AWARD AGREEMENT

This PHANTOM SHARE AWARD AGREEMENT (this “Award Agreement”) is dated as of  (the “Date of Grant”) between UniTek Global Services, Inc. (the “Company”) and  (the “Participant”).

RECITALS

WHEREAS, the Company maintains the Berliner Communications, Inc. 2009 Omnibus Equity and Incentive Compensation Plan (the “Plan”) which provides for the grant of equity awards in the form of phantom shares with respect to shares of common stock of the Company (“Common Stock”); and

WHEREAS, the Administering Body desires to make a phantom share grant to the Participant in the form of restricted stock units in consideration for the exchange of certain options held by the Participant pursuant to the terms and conditions set forth in the Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2010 (the “Offer Document”); and

WHEREAS, a copy of the prospectus related to the Plan has been delivered to the Participant and the Participant acknowledges receipt of such prospectus.

NOW, THEREFORE, the parties to this Award Agreement, intending to be legally bound hereby, agree as follows:

1.  Grant of Restricted Units.

Subject to the terms and conditions set forth in this Award Agreement and the Plan, the Company hereby grants to the Participant  restricted stock units (the “Restricted Units”) under the Plan on the Date of Grant. Restricted Units represent hypothetical shares of Common Stock, and not actual shares of Common Stock. No shares of Common Stock shall be issued to the Participant at the time the Restricted Units are granted, and the Participant shall not be, nor have any of the rights or privileges of, a stockholder of the Company with respect to any Restricted Units. The Participant shall not have the right to receive any dividends or other distributions with respect to Restricted Units. The Participant accepts the grant of Restricted Units and agrees to be bound by the terms and conditions of this Award Agreement and the Plan.

2.  Vesting of Restricted Units.

(a)  The Restricted Units shall vest according to the following schedule, if the Participant is employed by, or provides service to, the Company from the Date of Grant until the applicable vesting date:

Vesting Date	Percentage of Restricted Units Which Shall Become Vested:
The later of the Date of Grant or January 1, 2011	20%
July 1, 2011	20%
July 1, 2012	20%
July 1, 2013	20%
July 1, 2014	20%

The vesting of the Restricted Units shall be cumulative, but shall not exceed 100% of the Restricted Units. If the foregoing schedule would produce fractional Units, the number of Restricted Units that become vested shall be rounded down to the nearest whole Unit.

(b)  Notwithstanding subsection (a) above:

(i)  if the Participant is not party to a written employment agreement with the Company as of the Date of Grant that provides the Participant with contractual rights to accelerated vesting of outstanding equity awards, such as the Restricted Units, in the event that the Participant ceases to be employed by, or provide service to, the Company on account of an involuntary termination by the Company for any reason other than termination by the Company due to Just Cause Dismissal (as defined in the Plan), all unvested Restricted Units as of the Participant’s termination date shall be forfeited and the Participant shall have no further rights with respect thereto. In the event that the Participant ceases to be employed by, or provide service to, the Company due to a Just Cause Dismissal by the Company, all unvested Restricted Units as of the Participant’s termination date shall be forfeited, and any Restricted Units that have vested but for which shares of Common Stock have not yet been issued pursuant to Section 3 below shall also be forfeited and the Participant shall have no further rights with respect thereto.

(ii)  if the Participant is a party to a written employment agreement with the Company as of the Date of Grant that provides the Participant with contractual rights to accelerated vesting of outstanding equity awards, such as the Restricted Units, subsection (b)(i) above shall not apply, and instead, the terms of such written employment agreement are deemed incorporated herein by reference and shall apply to the Restricted Units and the vesting of the Restricted Units shall accelerate in accordance with the terms of such written employment agreement.

(c)  Notwithstanding subsections (a) and (b) above, in the event a Change in Control (as defined in the Plan) occurs while the Participant is employed by, or providing service to, the Company, 100% of all unvested Restricted Units shall accelerate and vest as of the date of the Change in Control.

(d)  Except as provided in subsections (a), (b) and (c), if the Participant ceases to be employed by, or provide service to, the Company for any other reason, any Restricted Units that are unvested as of the Participant’s termination date shall be forfeited as of the Participant’s termination date and the Participant shall have no further rights with respect thereto.

(e)  After the Restricted Units vest in accordance with subsection (a), (b) or (c) above, shares of Common Stock shall be issued to the Participant with respect to such vested Restricted Units in accordance with Section 3 below. If a Participant ceases to be employed by, or provide service to, the Company after the Restricted Units vest pursuant to this Section 2 but prior to the date on which shares of Common Stock are issued with respect to such Restricted Units pursuant to Section 3, below, shares of Common Stock shall nevertheless be issued to the Participant pursuant to Section 3 below unless the Participant is terminated by the Company due to a Just Cause Dismissal (as set forth in subsection (b)(i)) in which case all of the Participant’s Restricted Units shall be forfeited (whether vested or unvested) and the Participant shall have no further rights with respect thereto.

(f)  As used in this Award Agreement, “employed by, or provide service to, the Company” shall mean employment or service as an employee or consultant or advisor or director who performs services for the Company or any of its subsidiaries, including managers who provide consulting or advisory services for the Company or any of its subsidiaries (so that, for purposes of satisfying conditions under this Award Agreement, the Participant shall not be considered to have terminated employment or service until the Participant ceases to be an employee, consultant and key advisor), unless the Administering Body determines otherwise.

3.  Share Issuance.

(a)  Subject to satisfaction of the Participant’s tax withholding obligations as described below, the Company shall issue shares of Common Stock to the Participant with respect to vested Restricted Units within 30 days following the applicable vesting date set forth in Section 2.

(b)  All obligations of the Company under this Award Agreement shall be subject to the rights of the Company as set forth in the Plan to withhold amounts required to be withheld for any taxes, if applicable. Until the Company notifies the Participant otherwise, the applicable tax withholding requirements shall be satisfied by the Company by withholding a portion of the Common Stock otherwise issuable to the Participant with respect to his or her vested Restricted Units; provided, however, that the amount of any Common Stock so withheld shall not exceed the amount necessary to satisfy required federal (including FICA), state, local and foreign withholding obligations using the minimum statutory rate.

(c)  The obligation of the Company to deliver Common Stock shall be subject to the condition that if at any time the Administering Body shall determine in its discretion that the listing, registration or qualification of the shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance of shares of Common Stock, the shares of Common Stock may not be issued in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Administering Body. The issuance of shares of Common Stock to the Participant pursuant to this Award Agreement is subject to any applicable taxes and other laws or regulations of the United States or of any state having jurisdiction thereof.

4.  Change in Control.  Except as set forth in Section 2 above, the provisions of the Plan applicable to a Change in Control shall apply to the Restricted Units, and, in the event of a Change in Control, the Administering Body may take such actions as it deems appropriate pursuant to the Plan, consistent with the requirements of section 409A of the Code, if applicable.

5.  Grant Subject to Plan Provisions.  This grant is made pursuant to the Plan, the terms of which are incorporated herein by reference, and in all respects shall be interpreted in accordance with the Plan. The grant of, and issuance of shares of Common Stock with respect to, the Restricted Units are subject to interpretations, regulations and determinations concerning the Plan established from time to time by the Administering Body in accordance with the provisions of the Plan, including, but not limited to, provisions pertaining to (a) rights and obligations with respect to withholding taxes, (b) the registration, qualification or listing of the shares issued under the Plan, (c) changes in capitalization of the Company and (d) other requirements of applicable law. The Administering Body shall have the authority to interpret and construe the Restricted Units pursuant to the terms of the Plan, and its decisions shall be conclusive as to any questions arising hereunder.

6.  No Employment or Other Rights.  The grant of the Restricted Units shall not confer upon the Participant any right to be retained by or in the employ or service of the Company and shall not interfere in any way with the right of the Company to terminate the Participant’s employment or service at any time. The right of the Company to terminate at will the Participant’s employment or service at any time for any reason is specifically reserved.

7.  No Stockholder Rights.  Neither the Participant, nor any person entitled to receive shares of Common Stock with respect to the Participant’s vested Restricted Units in the event of the Participant’s death, shall have any of the rights and privileges of a stockholder with respect to such shares of Common Stock, until such shares have been issued upon the vesting of such Restricted Units, if applicable.

8.  Assignment and Transfers.  The rights and interests of the Participant under this Award Agreement may not be sold, assigned, encumbered or otherwise transferred except, in the event of the death of the Participant, by will or by the laws of descent and distribution. In the event of any attempt by the Participant to alienate, assign, pledge, hypothecate, or otherwise dispose of the Restricted Units or any right hereunder, except as provided for in this Award Agreement, or in the event of the levy or any attachment, execution or similar process upon the rights or interests hereby conferred, the Company may terminate the Restricted Units by notice to the Participant, and the Restricted Units and all rights hereunder shall thereupon become null and void. The rights and protections of the Company hereunder shall extend to any successors or assigns of the Company and to the Company’s parents, subsidiaries, and affiliates. This Award Agreement may be assigned by the Company without the Participant’s consent.

9.  Applicable Law.  The validity, construction, interpretation and effect of this instrument shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof.

10.  Section 409A of the Code.  This Award Agreement and the Plan are intended to comply with the requirements of section 409A of the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder (the “Code”), and shall in all respects be administered in accordance with section 409A of the Code. The issuance of Common Stock with respect to vested Restricted Units under this Award Agreement is intended to be meet the “short term deferral” exception under section 409A of the Code. Notwithstanding any provision in this Award Agreement to the contrary, if the Participant is a “specified employee” (as defined in section 409A of the Code) and it is necessary to postpone the issuance of shares of Common Stock otherwise issuable under this Award Agreement to prevent any accelerated or additional tax under section 409A of the Code, then the Company will postpone such issuance until 5 days after the end of the six-month period following the Participant’s “separation from service” within the meaning of such term under section 409A of the Code. If the Participant dies during the postponement period prior to the issuance of the shares of Common Stock, the issuance of the shares of Common Stock postponed on account of section 409A of the Code shall be made to the personal representative of the Participant’s estate within 60 days after the date of the Participant’s death. The determination of who is a specified employee, including the number and identity of persons considered specified employees and the identification date, shall be made by such Administering Body or its delegate in accordance with the provisions of sections 416(i) and 409A of the Code. To the extent that any provision of the Plan would cause a conflict with the requirements of section 409A of the Code, or would cause the administration of the Plan to fail to satisfy the requirements of section 409A of the Code, such provision shall be deemed null and void to the extent permitted by applicable law. In no event shall the Participant, directly or indirectly, designate the calendar year of issuance of the shares of Common Stock hereunder. This Award Agreement may be amended without the consent of the Participant in any respect deemed by the Administering Body to be necessary in order to preserve compliance with section 409A of the Code.

11.  Notice.  Any notice to the Company provided for in this instrument shall be addressed to the Company at its then current corporate headquarters, Attn: General Counsel, and any notice to the Participant shall be addressed to such Participant at the current address shown on the payroll of the Company, or to such other address as the Participant may designate to the Company in writing. Any notice shall be delivered by hand, sent by telecopy or enclosed in a properly sealed envelope addressed as stated above, registered and deposited, postage prepaid, in a post office regularly maintained by the United States Postal Service.

12.  Recoupment Policy.  The Participant agrees that the Participant will be subject to any compensation, clawback and recoupment policies that may be applicable to the Participant, as in effect from time to time and as approved by the Administering Body or a duly authorized committee thereof, whether or not approved before or after the Date of Grant.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Restricted Stock Unit Award Agreement as of the Date of Grant.

UNITEK GLOBAL SERVICES, INC.
By:

I hereby accept the Restricted Units granted pursuant to this Award Agreement, and I agree to be bound by the terms of the Plan and this Award Agreement. I hereby agree that all decisions and determinations of the Administering Body with respect to the Restricted Units shall be final and binding.

PARTICIPANT